CUSIP No. 460981301	13D/A	Page 1 of 9

DRAFT 12/18/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 6)*
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2019
(Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301	13D/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,804,025

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
8,804,025

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,804,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 460981301	13D/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
8,804,025

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
8,804,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,814,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 460981301	13D/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ann Kempner, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,814,025

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,814,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,814,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 5 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bruce Lev, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,814,025

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,814,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,814,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 6 of 9

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Melvin Epstein, co-executor of the Estate of Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,814,025

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,814,025

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,814,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
34.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 460981301	13D/A	Page 7 of 9

Explanatory Note:  This filing constitutes Amendment No. 6 (the "Amendment") to the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on November 25, 2015 (the "Original Schedule 13D") by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amendment No. 1 filed on January 19, 2016, Amendment No. 2 filed on October 28, 2016, Amendment No. 3 filed on December 1, 2016, Amendment No. 4 filed on October 31, 2018 and Amendment No. 5 filed on November 6, 2018 (collectively, as amended, the "Schedule 13D").  This Amendment is being filed as a result of the Reporting Persons' disposition of certain shares of Common Stock in the Offer described in the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  Mrs. Ann Kempner, Mr. Bruce Lev and Mr. Melvin Epstein were previously appointed as preliminary co-executors of the Estate, and have subsequently been appointed as co-executors of the Estate.
Except as described herein, the information contained in the Schedule 13D has not been updated or amended.
Item 3. Source or Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:
Mrs. Kempner, Mr. Lev and Mr. Epstein, who were previously appointed as preliminary co-executors of the Estate, have been appointed as co-executors of the Estate.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)‒(c)
The aggregate percentage of Common Stock reported by each person named herein is based upon 25,762,155 shares of Common Stock issued and outstanding, which is the sum of (1) 24,428,246 shares of Common Stock outstanding as of January 7, 2019, (2) 1,323,909 shares of Common Stock that are issuable upon conversion of LHC's Notes, as further described in Item 4 of the Schedule 13D, and (3) 10,000 shares of Common Stock which the Estate has the right to acquire upon the exercise of stock options which are fully vested.
In accordance with the terms of the LHC Support Agreement, LHC tendered 2,200,425 of its shares of Common Stock at a price of $3.68 per share.  All such tendered shares were accepted by the offeror on January 7, 2019.  As a result of the foregoing, LHC is the beneficial owner of 8,804,025 shares of Common Stock, which consists of 7,480,116 shares of Common Stock held by LHC and 1,323,909 shares of Common Stock issuable upon conversion of LHC's Notes, as described in Item 4 of the Schedule 13D.
As a result of tendering 67,750 of its shares of Common Stock in the Offer, the Estate no longer directly owns any shares of Common Stock. The Estate is the beneficial owner of 62.878% of the voting stock of LHC and as a result, indirect beneficial ownership of the 8,804,025 shares of Common Stock beneficially owned by LHC may be attributable to the Estate. The Estate disclaims beneficial ownership of the shares of Common Stock held by LHC, except to the extent of the Estate's pecuniary interest therein. The Estate has the right to acquire 10,000 shares of Common Stock upon the exercise of stock options which are fully vested.
As a result of tendering 9,099 of her shares of Common Stock in the Offer, Mrs. Kempner no longer directly owns any shares of Common Stock. Indirect beneficial ownership of the 8,814,025 shares of Common Stock beneficially owned by the Estate may be attributable to Mrs. Kempner in her capacity as a co-executor of the Estate. Mrs. Kempner disclaims beneficial ownership of the Common Stock held by the Estate, except to the extent of her pecuniary interest therein.
As a result of tendering 8,750 of his shares of Common Stock in the Offer, Mr. Lev no longer directly owns any shares of Common Stock.  Indirect beneficial ownership of the 8,814,025 shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Lev in his capacity as a co-executor of the Estate. Mr. Lev disclaims beneficial ownership of the Common Stock held by the Estate.

CUSIP No. 460981301	13D/A	Page 8 of 9

Indirect beneficial ownership of the 8,814,025 shares of Common Stock beneficially owned by the Estate may be attributable to Mr. Epstein in his capacity as a co-executor of the Estate. Mr. Epstein disclaims beneficial ownership of the Common Stock held by the Estate.
By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock beneficially owned by such Reporting Person as indicated above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(d)            Not applicable.
(e)            Not applicable.

CUSIP No. 460981301	13D/A	Page 9 of 9

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated January 9, 2019
Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	President and Chief Executive Officer

Estate of Thomas Kempner

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Melvin Epstein
	Name:	Melvin Epstein
	Title:	Co-Executor of the Estate of Thomas L. Kempner

By:	/s/ Ann B Kempner
	Name:	Ann B. Kempner
	Title:	Co-Executor of the Estate of Thomas L. Kempner

/s/ Bruce L. Lev
Bruce L. Lev , as Co-Executor of the Estate of Thomas L. Kempner

/s/ Melvin Epstein
Melvin Epstein, as Co-Executor of the Estate of Thomas L. Kempner

/s/ Ann B Kempner
Ann B. Kempner, as Co-Executor of the Estate of Thomas L. Kempner